FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

[redacted]

05013612

Cali, December 23, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

RECEIVED
2005 DEC 30 A 11:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
DEC 3 0 2005
THOMSON FINANCIAL

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated October 27, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of above mentioned Form dated September 30, 2005.

3. Spanish and English version of the letter dated November 09, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 151.040 shares of the Corporation, in favor of Fondo de Garantías de Instituciones Financieras-Fogafin.

4. Spanish and English version of the letter dated November 28, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 2.104

dlw 12/30

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

shares of the Corporation, in favor of the Tulia Molina Molina, Shelter Molina de Cabal and Jorge Enrique Molina Molina.

5. Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 10.000 shares of the Corporation, in favor of the James Charles Johnson Gomez and Janete Carrol Johnson Gómez.

6. Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 489 shares of the Corporation, in favor of the Dayra Atocha Preciado de Muñoz.

7. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the Corporación Financiera del Valle S.A. I buy additionally to the participation that showed, the 42,76% of the capital subscribed and paid of is Proyectos de Infraestructura S.A. – PISA.

8. Spanish and English version of the communication directed to the **Superintendencia de Valores** announcing the notification of Resolution No. 0127 of the 16/12/2005 of the Superintendencia Financiera by which that organization does not object the process of fusion between Corfivalle and Corficolombiana.

9. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the December 30 projects to grant and to register the Scripture Publishes by which the fusion between Corfivalle and Corficolombiana was perfected.

10. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing on designation of President and Legal Representatives.

11. Spanish and English version of the letter dated December 19, 2005, addressed to **Superintendencia de Valores** informing which it is had projected to grant the Decembert 30 , 2005, the Scripture It publishes by means of which the fusion between Corfivalle and Corficolombiana was perfected.

CORPORACION FINANCIERA DEL VALLE S.A.
NIT. 890.300.653-6

12. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing the mechanism anticipated for the change into the shares of Corficolombiana by shares of Corfivalle.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

FILE No. 823437

Cali, December 23, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated October 27, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

2. Copy of above mentioned Form dated September 30, 2005.

3. Spanish and English version of the letter dated November 09, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 151.040 shares of the Corporation, in favor of Fondo de Garantías de Instituciones Financieras-Fogafin.

4. Spanish and English version of the letter dated November 28, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 2.104

shares of the Corporation, in favor of the Tulia Molina Molina, Shelter Molina de Cabal and Jorge Enrique Molina Molina.

5. Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 10.000 shares of the Corporation, in favor of the James Charles Johnson Gomez and Janete Carrol Johnson Gómez.

6. Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 489 shares of the Corporation, in favor of the Dayra Atocha Preciado de Muñoz.

7. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the Corporación Financiera del Valle S.A. I buy additionally to the participation that showed, the 42,76% of the capital subscribed and paid of is Proyectos de Infraestructura S.A. – PISA.

8. Spanish and English version of the communication directed to the **Superintendencia de Valores** announcing the notification of Resolution No. 0127 of the 16/12/2005 of the Superintendencia Financiera by which that organization does not object the process of fusion between Corfivalle and Corficolombiana.

9. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the December 30 projects to grant and to register the Scripture Publishes by which the fusion between Corfivalle and Corficolombiana was perfected.

10. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing on designation of President and Legal Representatives.

11. Spanish and English version of the letter dated December 19, 2005, addressed to **Superintendencia de Valores** informing which it is had projected to grant the Decembert 30 , 2005, the Scripture It publishes by means of which the fusion between Corfivalle and Corficolombiana was perfected.

12. Spanish and English version of the communication directed to the **Superintendencia de Valores** informing the mechanism anticipated for the change into the shares of Corficolombiana by shares of Corfivalle.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

RIDER 1

Spanish and English version of the remissory letter dated October 27, 2005, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main non-voting preferred stockholders and common stockholders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

FILE No. 823437

Cali, October 27, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	030 -	Informes Trimestrales - emisores
	05 -	Requerimientos
		Con anexos

In compliance with Resolution 1447 of 1994 if the Superintendencia de Valores, I am attaching Forms F-220-511, F-220-515 and F-220-516, duly completed as of September 30, 2005.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

[redacted]

Superintendencia de Valores

No.Radicación : 200510-1606
Fecha : 28/10/2005 16:25
Trámite : 30 INFORMES TRIMESTRALES - EMI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 3 SA

Cali, 27 de octubre de 2005.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 - Corporación Financiera del Valle S.A.
030 - Informes trimestrales - emisores
05 - Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a septiembre 30 de 2005 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA COPIA FIRMADA

RECEIVED
2005 DEC 30 A 11: 55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 2

Copy of above mentioned Form dated September 30, 2005.

FILE No. 823437

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista Ordinario						
	002 2do. Accionista Ordinario						
	003 3er. Accionista Ordinario						
	004 4to. Accionista Ordinario						
	005 5to. Accionista Ordinario						
	....						
	020 20o. Accionista Ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso. **SEPTIEMBRE 30/2005** F - 220 - 511

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A SEPTIEMBRE 30 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
4	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
5	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	5.370.909	6,24%
6	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	4.102.392	4,77%
7	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.840.522	3,30%
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
9	FONDO DE PENSIONES OBLIGATORIAS PROTECCION	800.229.739-0	NIT	COLOMBIANA	2.275.312	2,64%
10	VALLE CEMENT INVESTMENTS LTD.	805.014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
11	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
12	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	1.438.546	1,67%
13	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.367.817	1,59%
14	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	914.673	1,06%
15	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
16	FONDO DE PENSIONES OBLIGATORIAS COLFONDOS	8.002.279.406	NIT	COLOMBIANA	674.557	0,78%
17	SCARPETTA GNECCO MARIO	16.622.150	C.C.	COLOMBIANA	653.586	0,76%
18	SCARPETTA GNECCO LILLY	31.239.052	C.C.	COLOMBIANA	646.984	0,75%
19	SCARPETTA DE PIEDRAHITA GLORIA	29.562.200	C.C.	COLOMBIANA	646.822	0,75%
20	CORREDORES ASOCIADOS FONDO DE VALORES ACCIÓN	800.175.924-3	NIT	COLOMBIANA	600.000	0,75%
	Total primeros veinte accionistas				61.552.407	71,61%
	Otros accionistas con menor participación				15.172.946	17,64%
	Total acciones ordinarias				76.725.353	89,24%

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A SEPTIEMBRE 30 DE 2005

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.460.516	1,70%
3	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	1.075.174	1,25%
4	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	593.290	0,69%
5	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	328.724	0,38%
6	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	294.098	0,34%
7	INSTITUTO DE INVERSIONES ESTRATEGICAS LTDA.	830.135.256-1	NIT	COLOMBIANA	270.000	0,31%
8	FONDO DE CESANTIAS PORVENIR	800.170.043-7	NIT	COLOMBIANA	198.395	0,23%
9	MORENO BARBOSA JAIME	19.405.455	C.C.	COLOMBIANA	192.500	0,22%
10	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
11	ROBAYO CARDOZO HELMER DOUGLAS	79.353.598	C.C.	COLOMBIANA	128.832	0,15%
12	BETANCUR DE TORO MARGARITA LILIA	21.385.684	C.C.	COLOMBIANA	97.423	0,11%
13	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.810-1	NIT	COLOMBIANA	81.900	0,10%
14	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
15	ROJAS PABON BIBIANA	52.851.376	C.C.	COLOMBIANA	64.000	0,07%
16	JARA ALBARRACIN MANUEL	19.354.408	C.C.	COLOMBIANA	59.562	0,07%
17	SANCHEZ ZABALA DANIEL	1.537.128	C.C.	COLOMBIANA	46.800	0,05%
18	BOTERO JARAMILLO ANDRES	10.248.749	C.C.	COLOMBIANA	38.600	0,04%
19	JARAMILLO DE BOTERO INES O BOTERO JARAMILLO EDUARDO	24.255.952	C.C.	COLOMBIANA	37.406	0,04%
20	ROJAS CORTES SANTIAGO	19.241.335	C.C.	COLOMBIANA	35.498	0,04%
	Total primeros veinte accionistas				8.271.029	9,61%
	Otros accionistas con menor participación				1.027.965	1,19%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,24%
Total acciones preferenciales	9.298.994	10,81%
Total acciones én circulación	86.024.347	100,05%

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10,00	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 9.009,58	$ 5.470,14
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 7.306,80	$ 3.516,96
	020	UTILIDAD O PERDIDA POR ACCION	$ 1.235,14	$ 346,56
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	793,50	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	7.378.751.739,00	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	Marzo 30/2005	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	198,00	0
04	005	NUMERO TOTAL DE EMPLEADOS	304	294
	010	% EMPLEADOS PERMANENTES	99,01%	97,62%
	015	% EMPLEADOS TEMPORALES	0,99%	2,38%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 249.664.079,58	$ 256.312.157,73
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NUMERO DE PAGOS DIVIDENDOS POR ACCION CON DIVIDENDO PREFERENCIAL	4
PERIODICIDAD DE PAGO DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	TRIMESTRAL

SEPTIEMBRE 30/2005

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS		2.071		76.725.353		438		76.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		488		9.298.994		499		9.298.994
	999	NUMERO TOTAL	*	2.559	*	86.024.347	**	937	**	86.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		85,22%		12,74%		81,67%		10,15%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		14,78%		87,26%		18,33%		89,85%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	0,19%	1	3,67%		1,15%		4,85%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		99,81%		96,33%		98,85%		95,15%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,16%		2,79%		0,55%		8,59%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		14,62%		84,47%		17,78%		81,26%
	999	TOTAL		14,78%		87,26%		18,33%		89,85%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		99,64%		38,28%		98,46%		24,13%
	010	3.01 % - 10.00 %		0,32%		47,28%		1,54%		75,87%
	015	10.01 % - 20.00 %		0,04%		14,44%		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

(*) 62 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

SEPTIEMBRE 30/2005 F - 220 - 515

(**) 27 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (1.438.546 - 1.87%), ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

INVERSIONISTAS EXTRANJEROS A SEPTIEMBRE 30 DE 2005

1	VALLE CEMENT INVESTMENTS LTD.	1.828.601		
2	BANCO CENTRAL HISPANOAMERICANO	883.792		
3	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
4	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
		2.763.704	75.286.807	3,67%

			IFC			
total accionistas	2.071	-	1	=	2.070	
total acc. extranjeros					4	0,19%
total acc. nacionales					2.066	99,81%
						100,00%

TOTAL ACCIONES	76.725.353
ACC. IFC -	1.438.546
	75.286.807

RIDER 3

Spanish and English version of the letter dated November 09, 2005 addressed to **Superintendencia de Valores**, announcing to the transaction by 151.040 shares of the Corporation, in favor of Fondo de Garantías de Instituciones Financieras-Fogafin.

Cali, November 09, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A the transfer with occasion of the fiduciary restitution, by 151,040 shares of the Corporation, in favor of the Fondo de Garantías de Instituciones Financieras - Fogafín.

The above stocks belonged to the Fiduciaria Granahorrar S.A. Fideicomiso Interbanco I.

The previous registry was made having in account the copy of the public deed of restitution and liquidation no. 3811 of the Notary's office Seventh of Cali, letter of notification of the Sociedad Fiduciaria Granahorrar S.A.- on Liquidation, original of the titles Nos. 6125 and 6210.

Please find annexed circular letter No. 7 of 1998 duly formalized.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Superintendencia de Valores [redacted]

No.Radicación : 200511-852
Fecha : 15/11/2005 16:17
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Cali, 09 de noviembre de 2.005.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de la restitución fiduciaria, por 151.040 acciones de la Corporación, a favor del Fondo de Garantías de instituciones Financieras - Fogafin.

Las acciones eran de propiedad de Fiduciaria Granahorrar S.A. Fideicomiso Interbanco I.

El anterior registro se realizó teniendo en cuenta la copia de la escritura pública de restitución y liquidación No. 3811 de la Notaria séptima de Cali, carta de notificación de la Sociedad Fiduciaria Granahorrar S.A.- en Liquidación, original de los títulos No. 6125 y 6210.

GERENCIA DE OPERACIONES

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

2005 OCT -7 A8:23

Amalia Correa Young
Representante Legal

CORPORACION FINANCIERA DEL VALLE S.A.

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez Marin.

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 151.040 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,20% Ordinarias 0,17% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ( )

MONTO TOTAL TRASPASO: ( )

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Fiduciaria Granahorrar S.A. - Fideicomiso Interbanco I	890.921.062-8	383.040	0,50	232.000	0,30	Fdo de Garantías de Intituciones Financieras - Fogafin	860.530.751-7	0	0,00	151.040	0,20

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Traspaso por restitución al fideicomitente

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
Copia de la Escritura Pública de Restitución y Liquidación No. 3.811 de la Notaria septima de Cali
Carta de notificación de la Sociedad Fiduciaria Granahorrar S.A.- en Liquidación.
Títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RIDER 4

Spanish and English version of the letter dated November 28, 2005, addressed to **Superintendencia de Valores**, Announcing to the transaction by 2.104 shares of the Corporation, in favor of the Tulia Molina Molina, Shelter Molina de Cabal and Jorge Enrique Molina Molina.

FILE No. 823437

Cali, November 28, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

By means of the present I inform to him that within the process of succession of Mr. Gilberto Molina Molina, we have registered in our book of Non-Voting Preferred Dividend Stockholders of Corporación Financiera del Valle S.A., the awarding of 2,104 shares of the Corporation, in favor of following personas:

Tulia Molina Molina 701 shares
Molina de Cabal Shelter 701 shares
Molina Molina Jorge Enrique 702 shares

The previous registry I am made having in account, the copy of public deed of succession No. 4,254 of the Notaria Sixth of Cali and titles.

I accompany the annex by circulating no. 07 of 1998 properly hastened.

Sincerely,

Harold Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 28 de noviembre de 2005

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de sucesión del señor Gilberto Molina Molina, hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la adjudicación de 2.104 acciones de la Corporación, a favor de las siguientes personas:

Tulia Molina Molina 701 acciones.
Molina de Cabal Amparo 701 acciones.
Molina Molina Jorge Enrique 702 acciones

El anterior registro se realizó teniendo en cuenta, la copia de la escritura pública de sucesión No. 4.254 de la Notaria Sexta de Cali y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Gálvez

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 2,104 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.500,oo)

MONTO TOTAL TRASPASO:($ 3.156.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Gilberto Molina Molina	6.060.463	2.014	0,02	0	0,00	Tulia Molina Molina	38.953.309	0	0,00	701	0,01
						Amparo Molina de Cabal	38.947.651	0	0,00	701	0,01
						Jorge Enrique Molina Molina	16.595.961	0	0,00	702	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Sucesión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): copia de la Escritura Pública de Sucesión títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RIDER 5

Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 10.000 shares of the Corporation, in favor of the James Charles Johnson Gomez and Janete Carrol Johnson Gómez.

FILE No. 823437

Cali, November 30, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

By means of the present I inform to him that within the process of liquidation of the society Johnson Gomez & Cia. Ltda., we have registered in our book of Ordinary Shareholders of the Corporación Financiera del Valle S.A., the awarding of 10,000 shares of the Corporación, in favor of the following people.

James Charles Johnson Gomez 5,000 shares.
Janete Carrol Johnson Gomez 5,000 shares.

The previous registry was made having in account copies of the Act of liquidation and the Certificate of Existence and Legal Representation of the Camara de Comercio de Bogota.

I accompany the annex by circulating No. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 30 de noviembre de 2.005.

Superintendencia de Valores

No.Radicación : 200512-326 [redacted]
Fecha : 07/12/2005 15:53
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 SA

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de liquidación de la sociedad Johnson Gomez & Cia. Ltda., hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la adjudicación de 10.000 acciones de la Corporación, a favor de las siguientes personas:

James Charles Johnson Gomez 5.000 acciones.
Janete Carrol Johnson Gomez 5.000 acciones.

El anterior registro se realizó teniendo en cuenta copia del Acta de liquidación y el Certificado de Existencia y Representación Legal de la Cámara de Comercio de Bogota.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Gálvez.

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 10.000. Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.02% Ordinarias 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 11.476,45)

MONTO TOTAL TRASPASO: ($ 114.764.500,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Johnson Gomez & Cia. Ltda.	860.052.234-1	10.000	0,01	0	0,00	James Charles Johnson Gomez	19.231.663	0	0,00	5.000	0,01
						Janete Carrol Johnson Gomez	51.782.621	0	0,00	5.000	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Liquidación de Sociedades

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del acta de liquidación
- certificado de existencia y representación legal

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RECEIVED
2005 DEC 30 A 11:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 6

Spanish and English version of the letter dated November 30, 2005, addressed to **Superintendencia de Valores,** announcing to the transaction by 489 shares of the Corporation, in favor of the Dayra Atocha Preciado de Muñoz.

FILE No. 823437

Cali, November 30, 2005

Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá

Reference:	002 011 -	Corporación Financiera del Valle S.A.
	330 -	Correspondencia Informativa
	01 -	Solicitud - Presentación
		Con anexos

By means of the present I inform to him that we have registered in our book of Non-Voting Preferred Dividend Stockholders of Corporación Financiera del Valle S.A., the transaction between a same real beneficiary by 489 shares of the Corporación, in favor of Dayra Atocha Preciado de Muñoz.

The shares were of property of Carlos Andres Preciado Muñoz.

The previous registry was made having in account the letter of communication of the shareholder and the original ones of the titles of shares.

I accompany the annex by circulating No. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Cali, 30 de noviembre de 2.005.

Superintendencia de Valores [redacted]

No.Radicación : 200512-325
Fecha : 07/12/2005 15:53
Trámite : 202
Actividad : 1
Dependencia : 210
REPORTE DE ENAJENACION DE A
SOLICITUD / PRESENTACION
Anexos : 1 SA

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la compraventa entre un mismo beneficiario real por 489 acciones de la Corporación, a favor de Dayra Atocha Preciado de Muñoz.

Las acciones eran de propiedad de Carlos Andres Muñoz Preciado.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Gálvez.

FILE No. 823437

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 489 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.01% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 489.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Carlos Andres Muñoz Preciado	94.524.759	492	0,01	3	0,00	Dayra Atocha Preciado de Muñoz	27.121.719	0	0,00	489	0,01

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa entre un mismo beneficiario real

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): Carta de venta
Títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RIDER 7

Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the Corporación Financiera del Valle S.A. I buy additionally to the participation that showed, the 42,76% of the capital subscribed and paid of is Proyectos de Infraestructura S.A. – PISA.

FILE No. 823437

Información eventual

Su trámite ha sido radicado con el número: **I2005110143**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
10/11/2005	17:33:12	I2005110143	Información eventual CFV compra PISA.doc

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Última actualización : 14 de febrero de 2005

FILE No. 823437

Eventual Information

Corporación Financiera del Valle S.A. is hereby advising the following, under the terms of article 1.1.3.4., Resolution 400, 1995, from the General Board of Superintendencia de Valores:

That today, Corporacion Financiera del Valle S.A., in addition to its former share, it purchased 42.76% of the subscribed and paid in equity of PROYECTOS DE INFRAESTRUCTURA S.A. – PISA, as a result of part of the selling by Instituto de Fomento Industrial, IFI, under winding-up, and Compañia de Inversiones La Central S.A., under winding-up. By virtue of the purchasing of such share, Corporacion Financiera del Valle S.A. consolidated its share in the subscribed and paid-in equity of this company up to 74.88%, and consequently gained a major control.

Cali, November 10th, 2005.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Información eventual

La Corporación Financiera del Valle S.A. se permite informar, en los términos del artículo 1.1.3.4 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, lo siguiente:

Que en el día de hoy la Corporación Financiera del Valle S.A. adquirió, adicionalmente a la participación que ostentaba, el 42.76% del capital suscrito y pagado de PROYECTOS DE INFRAESTRUCTURA S.A. – PISA, como resultado de parte de la enajenación realizada por el Instituto de Fomento Industrial, IFI en liquidación, y la Compañía de Inversiones La Central S.A. en liquidación. En virtud de la adquisición de este porcentaje de acciones, la Corporación consolidó su participación en capital suscrito y pagado de esta compañía al 74.88% y en consecuentemente el control accionario.

Cali, 10 de noviembre de 2005

RIDER 8

Spanish and English version of the communication directed to the **Superintendencia de Valores** announcing the notification of Resolution No. 0127 of the 16/12/2005 of the Superintendencia Financiera by which that organization does not object the process of fusion between Corfivalle and Corficolombiana.

FILE No. 823437

Información eventual

Su trámite ha sido radicado con el número: **I2005120230**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
16/12/2005	19:28:47	I2005120230	AprobacFusión.pdf

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Ultima actualización : 14 de febrero de 2005

On December 16th, 2005, Corporación Financiera del Valle was noticed on Resolution No. 0127 from Superintendencia Financiera de Colombia, by which such entity does not object the merging process between Corfivalle and Corficolombiana.

Please find annexed copy of the Resolution.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No 823437

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Fusión**

Fecha de recepción : 16/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

```
En el día de hoy la Corporación Financiera del
Valle fue notificada de la Resolución No. 0127 del
16/12/2005 de la Superintendencia Financiera por
la cual esa Entidad no objeta el proceso de fusión
entre Corfivalle y Corficolombiana. Anexamos
```

Anexo : Examinar...

* Campos Obligatorios

Aceptar Borrar Volver Salir

superval@supervalores.gov.co

Última actualización : 15 de febrero de 2005

BANK SUPERINTENDENCY OF COLOMBIA

RESOLUTION NUMBER 0127, 2005

Whereby no objection on the merging is declared.

THE FINANCIAL SUPERINTENDENT OF COLOMBIA

Legally empowered, and particularly empowered by paragraph 2, article 58 and letter d), paragraph 1, article 326, from the Financial System Organic By-Laws, pursuant to articles 1, 11 paragraph 11 and 93, Decree 4327, 2005, and

CONSIDERING

ONE.- By virtue of provisions of article 1, Decree 4327 , 2005, a merging occurred between Superintendencia Bancaria de Colombia (Colombian Bank Superintendency) and Superintencia de Valores, becoming Superintendencia Financiera de Colombia, which shall be managed by, pursuant to article 3, Ibidem, the Financial Superintendent. That also, pursuant to provisions of article 93 of the same Decree, as soon as such legal order becomes effective, all the references made by legal provisions in force to the Bank Superintendency, to the Colombian Bank Superintendency or Superintendencia de Valores shall be understood as made to Superintendencia Bancaria de Colombia.

TWO.- That CORPORACION FINANCIERA COLOMBIANA S.A. (CORFICOLOMBIANA S.A.) and CORPORACION FINANCIERA DEL VALLE S.A. (CORFIVALLE S.A.), with main office in Bogota D.C. and Cali, respectively, are loan institutions duly authorized to perform their corporate purpose throughout the country, and as such, are subject to the inspection, supervision and control of Superintendencia Financiera de Colombia, pursuant to provisions of paragraph 2, letter a), article 325 of the Financial System Organic By-Laws (hereinafter FSOB).

THREE.- That through communication letters dated May 26 and June 8, 2005, recorded under number 2005022337, paragraphs 7 and 8, CORFICOLOMBIANA S.A. and CORFIVALLE S.A. sent minutes No. 130 and 1547 of the Board of Directors extraordinary meetings held on May 25 and June 7, 2005, respectively, whereby the appointment of CITIGROUP GLOBAL MARKETS INC. (CITIGROUP) was ratified, to carry out the independent technical assessment intended to determine the valuation

of the companies and the exchange relationship applicable to the merging process, and such assessment was put to the consideration of the Bank Superintendency (today Superintendencia Financiera Colombiana).

FOUR. That through written communication 2005022337—10, dated June 16, 2005, the then Superintendencia Bancaria (today Superintendencia Financiera de Colombia) rated the eligibility and independence of CITIGROUP GLOBAL MARKETS INC. (CITIGROUP), pursuant to provisions of paragraph 3, article 62 of the EOSF.

FIVE.- That through communication recorded on September 29, 2005, under number 2005048579-0, pursuant to provisions or paragraph 2, article 56 of the FSOB, Superintendencia Bancaria de Colombia (currently Superintendencia Financiera de Colombia), was advised on the merging intention, where CORFIVALLE S.A. shall be the absorbing entity. For such purpose, they reported about the reasons, the financial and administrative conditions of the operation, the evaluation methods, and financial statements that shall be used as the basis for the merging and the approval of the merging commitment by their respective Shareholders´ general assembly meetings, accompanied by the corresponding supporting documents.

SIX.- That through resolutions 2005048579 with paragraphs 3, 4, 5, 6, 7, 8, 9, 20, from October 13, 2005; paragraphs 14 and 15 from October 25, 2005; 2005052732, paragraphs 0 to 4, of October 24 and 28 and November 24 and 29 of the same year, plus other verbal requests, Superintendencia Bancaria de Colombia (currently Superintendencia Financiera de Colombia), requested from both corporations and the competent public authorities complementary information and clarifications related to their legal representatives and directors, in order to update their administrative, behavior, legal and tax records, in order to assure their eligibility and responsibility to participate in the operation. In response to such requests, both corporations and the official bodies responded with communications recorded under number 2005048579, and paragraphs 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 28 and 29, among others.

SEVEN.- That the merging of financial entities is subject to the rules contained on the Third Part, Chapter II of the FSOB (articles 55 to 62) and Chapter VII (article 71), and when not provided, to the special rules and provisions of the Commerce Code.

EIGHT.- That the drift of provisions of clause second, paragraph 1, article 58 of the FSOB, when, at the discretion of the Financial Superintendent, there is no objection for the merging in relation to the provisions of such article, the Financial

Superintendent may declare it so before the expiration of the two (2) month term, from the date of the announcement duly submitted, and any way, upon receiving all the necessary information.

NINE.- That in order to evaluate the legal basis for either objecting the merging between CORFICOLOMBIANA S.A. and CORFIVALLE S.A., this supervision body, based on the information available, found no legal basis for objecting the merging of CORFICOLOMBIANA S.A. by CORFIVALLE S.A. for the causes provided on paragraph 2, article 58 of the EOSF.

TEN.- That this Superintendency, upon carrying out this proceeding, has taken into account its duty of making sure that the entities subject to the supervision of Superintendencia Financiera de Colombia do not incur in free market restrictive commercial practices and perform their activity sticking to the bona fide commercial practices and rules, as provided on letter h), paragraph 1, article 325, ibidem.

ELEVEN.- That in doing so, it is relevant to highlight two of the objection causes for merging and purchases:

"d) When, as a result of the merging, the absorbing or new entity may maintain or determine inequitable prices, restrain the service or obstruct, restrict or counterfeit free competition in its participating markets, either as main office or through any of its affiliates, and at its discretion, no necessary or insufficient measures are taken to prevent it. It is understood that none of the suppositions provided on this letter are configured when the absorbing or new entity has less than twenty five percent (25%) of the markets".

And the one provided on letter e) of the same paragraph under the following terms: *"When, upon its discretion, the merging may harm the public interest or the stability of the financial system".*

TWELVE. That with respect to the subject of this resolution, the joint evaluation of the above mentioned causes, has been carried out by the Superintendency in response to the public interest involved in the State duty of protecting free economic competition in the financial and insurance market.

On this respect, the Constitutional Court, decision C-616, 2001, stated the following:

"Competition is a structural principal of the market social economy, which is not only intended to defend the particular interest of the businessmen that interact in the market but also sponsors the protection of the public interest, which becomes evident for the benefit of the community to obtain higher quality and better price goods and services which is the result of sound competition. Therefore, the Political Constitution has explicitly instructed the State about its duty to forbid from obstructing or restricting free economy and avoid or control the abuse of the dominant position of any company in the market (article 333 of the Political Constitution)".

And the Constitutional Court has added that "The Constitutional regulation states the obligation to avoid and control any abuse, however not the acquisition of a dominant position that is gained through transparent or faultless competition. The acquisition of dominant power in the market is not forbidden, but the use of irregular and faulty means that obstruct the development of full competition."

THIRTEEN.- That with respect to the activities of the corporations as capital investors, CORFIVALLE S.A. and CORFICOLOMBIANA S.A. face competition from other intermediaries. Within this market, investments in shares in GRUPO AVAL plus CORFIVALLE GROUP S.A. amount to 23%.

With respect to the investments in debt titles, GRUPO AVAL´s share plus GRUPO CORFIVALLE´s share, amount to 13% of this market.

Nevertheless, pursuant to the analysis carried out by this Superintendency, there is no evidence that the corporations subject to the merging, either directly or individually, as well as through their affiliates or associates, are able to *"maintain or determine inequitable prices, restrain services or obstruct, restrict or counterfeit free competition (...)"*, as it is established on letter d), paragraph 2, article 58 of EOSF.

However, Superintendencia Financiera de Colombia, upon merging the above mentioned corporations, shall periodically monitor individual strategies, particular the behavior of active and passive rates, in order to make sure free competition is not at risk in the future.

ELEVEN.- That pursuant to provisions of letter e), paragraph 2, article 58 of the FSOB, only in case the Superintendency has to object the merging, the Consulting Counsel shall be heard, whjch is not configured in this case.
From the above, this Bureau,

RESOLVES:

ARTICLE ONE: NOT TO OBJECT the merging of CORPORACION FINANIERA COLOMBIANA S.A. (CORFICOLOMBIANA S.A.) and CORPORACION FINANCIERA DEL VALLE S.A. (CORFIVALLE S.A.) where CORFIVALLE S.A. shall be the absorbing entity, under the terms and for the reasons stated above.

PARAGRAPH ONE. CORFIVALLE S.A., the absorbing entity, shall execute the merging agreement and record the respective public deed within forty five (45) days after the notice of this Resolution. Upon making the respective recording, it shall immediately send a copy of the recorded public deed to this Superintendency, pursuant to provisions of the second item, paragraph 1, article 60 of the FSOB.

PARAGRAPH TWO. Upon executing the merging, the public shall be advised thorugh a national newspaper, and such announcement shall be published three (3) times, at five day intervals , as provided on paragraph 6, article 7 of the EOSF. In addition, the announcements shall contain the requirements established on clause 2 of the mentioned paragraph.

ARTICLE TWO: TO ORDER the publication of this Resolution on the Bulletin Board of the Treasury and Public Loan Ministry, Chapter Superintendencia Financiera de Colombia.

ARTICLE THREE: TO ORDER the personal announcement by the General Bureau of the content of this Resolution to each one of the legal representatives of CORFICOLOMBIANA S.A. and CORFIVALLE S.A., submitting them a copy of such Resolution warning them that such Resolution is subject to appeal for reversal, which shall be filed before the Financial Superintendent within five (5) working days after the announcement date.

TO BE NOTIFIED, PUBLISHED AND COMPLIED.

Given in Bogota D.C. on December 16th, 2005.

THE FINANCIAL SUPERINTENDENT,

CESAR PRADO VILLEGAS

COLOMBIAN BANK SUPERINTENDENCY

NOTICE.- On December 16th, 2005, in Bogota D.C., Mr. PEDRO NEL OSPINA SANTAMARIA, with Colombian citizenship card No. 71.578.104 issued in Bogota, and Legal Representative of CORPORACION FINANCIERA COLOMBIANA (CORFICOLOMBIANA S.A.) was personally notified about the previous resolution. He was informed about the content of such resolution and warned that an appeal for reversal is available before the Financial Superintendent, provided on article 335 of the Administrative Contentious Code, pursuant to article 335 of the Financial System Organic By-laws, modified by article 87, Law 795, 2003, within the five (5) working days after this notice. Also, he is surrendered a copy of this resolution. He expresses his renouncement to the terms of enforceable judgment .

PEDRO NEL OSPINA SANTAMARIA
The Notified Individual

MONICA ANDRADE VALENCIA
General Secretary

NOTICE.- On December 16th, 2005, in Bogota D.C., Mr. ENRIQUE URIBE ORTIZ, with Colombian citizenship card No. 17.198.246 issued in Bogota, and Legal Representative of CORPORACION FINANCIERA DEL VALLE (CORFIVALLE S.A.) was personally notified about the previous resolution. He was informed about the content of such resolution and warned that an appeal for reversal is available before the Financial Superintendent, provided on article 335 of the Administrative Contentious Code, pursuant to article 335 of the Financial System Organic By-laws, modified by article 87, Law 795, 2003, within the five (5) working days after this notice. Also, he is surrendered a copy of this resolution. He expresses his renouncement to the terms of enforceable judgment .

ENRIQUE URIBE ORTIZ
The Notified Individual

MONICA ANDRADE VALENCIA
General Secretary

RESOLUTION NUMBER 0127, 2005
That declares no objection on the merging.

Recording 2005048579

Mr. Pedro Nel Ospina Santamaria
President
2-6 Corporacion Financiera del Valle S.A.
Carrera 13 No. 26 – 45
Bogota D.C.

Mr. Alejandro Zaccour Urdinola
President
2 - 11 Corporacion Financiera del Valle S.A.
Calle 10 No. 4 -47, Piso 23
Santiago de Cali (Valle del Cauca)

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Projected by:	Jesús Heraclio Gualy
	Justo Walter Romero
Reviewed by:	Edgar Enrique Lasso Fonseca

Reference: /Corfivalle, Project Resolution on No Objection / December 7th,

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I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 82343/

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

RESOLUCIÓN NÚMERO 0127 DE 2005

1 4 DIC. 2005

Por medio de la cual se declara la no objeción a una fusión.

EL SUPERINTENDENTE FINANCIERO DE COLOMBIA

en uso de sus atribuciones legales y, en especial, de las que le confiere el numeral 2° del artículo 58 y el literal d), numeral 1° del artículo 326, del Estatuto Orgánico del Sistema Financiero, en concordancia con los artículos 1°, 11 numeral, 11 y 93, del Decreto 4327 de 2005, y

CONSIDERANDO

PRIMERO.- Que en virtud de lo dispuesto por el artículo 1o del Decreto 4327 de 2005, se fusionó la Superintendencia Bancaria de Colombia en la Superintendencia de Valores, denominándose Superintendencia Financiera de Colombia, cuya dirección estará a cargo, según lo prevé el artículo 3°, ibidem, del Superintendente Financiero. Que igualmente, de conformidad con lo dispuesto por el artículo 93 del mismo Decreto, a partir de la entrada en vigencia de ese ordenamiento legal, todas las referencias que hagan las disposiciones legales vigentes a la Superintendencia Bancaria, a la Superintendencia Bancaria de Colombia o a la Superintendencia de Valores, se entenderán efectuadas a la Superintendencia Financiera de Colombia.

SEGUNDO.- Que la CORPORACIÓN FINANCIERA COLOMBIANA S.A. (CORFICOLOMBIANA S.A.) y la CORPORACIÓN FINANCIERA DEL VALLE S.A. (CORFIVALLE S. A.), con domicilio principal en la ciudad de Bogotá, D. C. y Cali, respectivamente, son establecimientos de crédito debidamente autorizados para desarrollar su objeto social en el país y, en tal carácter, se encuentran sometidos a la inspección, control y vigilancia de la Superintendencia Financiera de Colombia, de conformidad con lo dispuesto por el numeral 2°, literal a) del artículo 325 del Estatuto Orgánico del Sistema Financiero[1] (en adelante EOSF).

TERCERO.- Que mediante comunicaciones del 26 de mayo y 8 de junio de 2005, radicadas bajo el número 2005022337, derivados 7 y 8, CORFICOLOMBIANA S.A. y CORFIVALLE S.A. remitieron las actas No. 1302 y 1547 de las reuniones extraordinarias de Junta Directiva celebradas el 25 de mayo y 7 de junio de 2005, en su orden, por medio de las cuales se ratificó la designación de la firma CITIGROUP GLOBAL MARKETS INC. (CITIGROUP), con el fin de que desarrollara el estudio técnico independiente orientado a determinar la valoración de las empresas y la relación de intercambio aplicable al proceso de fusión, estudio que fue sometido a consideración de la Superintendencia Bancaria (hoy Superintendencia Financiera de Colombia).

---

[1] Expedido mediante el Decreto Ley 1730 de 1993 y actualizado, modificada su titulación y numeración con el Decreto 663 de 1993.

CUARTO.- Que por medio del oficio 2005022337-10 del 16 de junio de 2005, la entonces Superintendencia Bancaria (hoy Superintendencia Financiera de Colombia) calificó la idoneidad e independencia de la firma CITIGROUP GLOBAL MARKETS INC. (CITIGROUP), de acuerdo con lo previsto por el numeral 3° del artículo 62 del EOSF.

QUINTO.- Que mediante comunicación radicada el 29 de septiembre de 2005 bajo el número 2005048579-0, los representantes legales de CORFICOLOMBIANA S.A. y CORFIVALLE S.A., en cumplimiento de lo ordenado en el numeral 2 del artículo 56 del EOSF, dieron aviso a la Superintendencia Bancaria de Colombia (hoy Superintendencia Financiera de Colombia) sobre su intención de fusionarse, integración en la que actuará como entidad absorbente CORFIVALLE S.A. Para tal efecto, informaron acerca de los motivos, las condiciones financieras y administrativas de la operación, los métodos de evaluación, los estados financieros que servirán de base a la fusión y la aprobación del compromiso de fusión por parte de sus respectivas asambleas generales de accionistas, acompañando los soportes documentales correspondientes.

SEXTO.- Que mediante comunicaciones 2005048579 con derivados 3, 4, 5, 6, 7, 8, 9, 10 del 13 de octubre de 2005; 14 y 15 del 25 de octubre de 2005; 2005052732 derivados 0 al 4 del 24 y 28 de octubre y del 24 y 29 de noviembre del mismo año, además de otras peticiones verbales, la Superintendencia Bancaria de Colombia (hoy Superintendencia Financiera de Colombia), solicitó tanto a las dos corporaciones como a las autoridades públicas competentes, información complementaria y aclaraciones relacionadas con sus representantes legales y directores, con el propósito de actualizar sus antecedentes, administrativos, disciplinarios, judiciales y fiscales, a fin de cerciorarse del carácter, responsabilidad e idoneidad de los mismos para participar en la operación. En atención a tales requerimientos, las dos corporaciones y los organismos oficiales contestaron mediante comunicaciones radicadas con el número 2005048579 y derivados 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 13, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 28, y 29, entre otros.

SÉPTIMO.- Que la fusión de entidades financieras se sujeta a las normas contenidas en la Parte Tercera, Capitulo II del EOSF (artículos 55 a 62) y Capitulo VII (artículo 71) y, en lo no previsto, a las demás normas de carácter especial y lo dispuesto en el Código de Comercio.

OCTAVO.- Que al tenor de lo preceptuado en el inciso segundo, numeral 1° del artículo 58 del EOSF, cuando a juicio del Superintendente Financiero no exista objeción a la fusión por las causales previstas en dicho artículo, éste podrá declararlo así antes del vencimiento del término correspondiente, que es de dos (2) meses contados desde el aviso presentado en debida forma y, en todo caso, una vez recibida la totalidad de la información necesaria.

NOVENO.- Que con el fin de evaluar la procedencia o no de objetar la fusión de CORFICOLOMBIANA S.A. y CORFIVALLE S.A., este organismo de supervisión, con base en la información disponible, no encontró procedente objetar la fusión de CORFICOLOMBIANA S.A. por parte de CORFIVALLE S.A., por las causales previstas en el numeral 2 del artículo 58 del EOSF.

DÉCIMO.- Que esta Superintendencia, al adelantar el presente trámite, ha tenido en cuenta su deber de velar porque las entidades sometidas a la supervisión de la Superintendencia Financiera de Colombia no incurran en prácticas comerciales

restrictivas del libre mercado y desarrollen su actividad con sujeción a las reglas y prácticas de la buena fe comercial, según lo consagra el literal h), numeral 1° del artículo 325, ibídem.

UNDÉCIMO.- Que al hacerlo, es relevante destacar aquí dos de las causales de objeción de fusiones y adquisiciones, a saber:

La prevista en el literal d), numeral 2 del preseñalado artículo 58, así:

> *"d) Cuando, como resultado de la fusión, la entidad absorbente o nueva pueda mantener o determinar precios inequitativos, limitar servicios, o impedir, restringir o falsear la libre competencia en los mercados en que participe, ya sea como matriz o por medio de sus filiales, y, a su juicio, no se tomen las medidas necesarias y suficientes para prevenirlo. Se entenderá que ninguna de las hipótesis previstas en esta letra se configura cuando la entidad absorbente o nueva atienda menos del veinticinco por ciento (25%) de los mercados correspondientes".*

Y la establecida en el literal e) del mismo numeral en los siguientes términos:

> *"e) Cuando, a su juicio, la fusión pueda causar perjuicio al interés público o a la estabilidad del sistema financiero".*

DÉCIMO SEGUNDO.- Que en el caso materia de la presente resolución la evaluación conjunta de las dos causales que acaban de citarse, ha sido llevada a cabo por esta Superintendencia en atención al interés público envuelto en el deber estatal de protección de la libre competencia económica dentro del mercado financiero y asegurador.

Sobre este particular, la Corte Constitucional, en sentencia C-616 de 2001 anotó:

"La competencia es un principio estructural de la economía social del mercado, que no sólo está orientada a la defensa de los intereses particulares de los empresarios que interactúan en el mercado sino que propende por la protección del interés público, que se materializa en el beneficio obtenido por la comunidad de una mayor calidad y unos mejores precios de los bienes y servicios que se derivan como resultado de una sana concurrencia. De ahi, que la Carta Fundamental, le ha impuesto expresamente al Estado el deber de impedir que se obstruya o se restrinja la libertad económica y evitar o controlar el abuso de la posición dominante que los empresarios tengan en el mercado (artículo 333 de la Constitución Política)".

Y ha agregado la citada Corte que *"En el ordenamiento Constitucional se impone la obligación de evitar y controlar los abusos, pero no la adquisición de la posición de dominio a la que puede llegarse mediante actos de competición transparentes e irreprochables. No se impide la adquisición de poder de dominio del mercado, sino que adquirida la posición dominante se utilicen medios irregulares y reprochables que impiden el desarrollo pleno de la competencia".*

DÉCIMO TERCERO.- Que respecto de las actividades de las corporaciones como inversionistas de capital, CORFIVALLE S. A. y CORFICOLOMBIANA S. A. enfrentan una competencia de otros intermediarios. En este mercado las inversiones en títulos participativos del GRUPO AVAL más el GRUPO CORFIVALLE S.A. participan con el 23%.

En relación con las inversiones en títulos de deuda la participación del GRUPO AVAL más el GRUPO CORFIVALLE S.A., alcanza el 13% de este mismo mercado.

Ahora bien, de acuerdo con los análisis realizados por esta Superintendencia, no se evidencia que las corporaciones objeto de fusión directa e individualmente, así como a través de sus filiales o vinculadas, estén en capacidad de *"mantener o determinar precios inequitativos, limitar servicios, o impedir, restringir o falsear la libre competencia (...)"*, tal como se establece en el literal d), numeral 2. del artículo 58 del EOSF.

Sin embargo, la Superintendencia Financiera de Colombia, una vez fusionadas las corporaciones tantas veces mencionadas, monitoreará periódicamente las estrategias individuales, en particular el comportamiento de las tasas tanto activas como pasivas, a fin de controlar que a futuro no se afecte la libre competencia.

DÉCIMO CUARTO.- Que de conformidad con lo dispuesto en el literal e), numeral 2 del artículo 58 del EOSF, sólo en el evento que el Superintendente deba objetar la fusión, deberá oírse al Consejo Asesor, supuesto normativo que, en el caso particular y concreto que nos ocupa, no se configura.

En mérito de todo lo anteriormente expuesto, este Despacho,

RESUELVE:

ARTÍCULO PRIMERO: NO OBJETAR la fusión de la CORPORACIÓN FINANCIERA COLOMBIANA S.A. (CORFICOLOMBIANA S.A.) y la CORPORACIÓN FINANCIERA DEL VALLE S.A. (CORFIVALLE S. A.), en la cual actuará como absorbente CORFIVALLE S.A., en los términos y por las razones expuestas en la parte motiva de la presente Resolución.

PARÁGRAFO PRIMERO. CORFIVALLE S.A. -entidad absorbente- deberá formalizar el acuerdo de fusión y registrar la escritura pública respectiva dentro de los cuarenta y cinco (45) días calendario siguientes a la notificación de la presente Resolución. Efectuado el registro correspondiente, deberá remitir inmediatamente copia de la escritura registrada a esta Superintendencia, de conformidad con lo previsto en el inciso segundo del numeral 1. del artículo 60 del EOSF.

PARÁGRAFO SEGUNDO. Formalizada la fusión, se deberá dar aviso al público de tal circunstancia en un diario de amplia circulación nacional, el cual se publicará por tres (3) veces, con intervalos de cinco (5) días, tal y como lo ordena el numeral 6° del artículo 71 del EOSF. Adicionalmente, los avisos deberán contener los requisitos establecidos en el inciso segundo del citado numeral.

ARTÍCULO SEGUNDO: ORDENAR la publicación de esta Resolución en el Boletín Ministerio de Hacienda y Crédito Público, Capítulo Superintendencia Financiera de Colombia.

ARTÍCULO TERCERO: ORDENAR que por Secretaria General se notifique personalmente el contenido de la presente Resolución a los representantes

legales de CORFICOLOMBIANA S.A. y CORFIVALLE S.A., entregándoles copia de la misma y advirtiéndoles que contra ella procede el recurso de reposición, el cual deberá interponerse ante el Superintendente Financiero dentro de los cinco (5) días hábiles siguientes a la fecha de notificación.

NOTIFÍQUESE, PUBLÍQUESE Y CÚMPLASE.

Dada en Bogotá, D. C., a los días del mes de diciembre de 2005

16 DIC. 2005

EL SUPERINTENDENTE FINANCIERO,

CÉSAR PRADO VILLEGAS

SUPERINTENDENCIA FINANCIERA DE COLOMBIA

NOTIFICACION.- En Bogotá, D.C., a los dieciséis (16) días del mes de diciembre de 2005, se notificó personalmente de la anterior resolución al doctor PEDRO NEL OSPINA SANTAMARIA, identificado con la cédula de ciudadanía número 71.578.104 de Bogotá, Representante Legal de la CORPORACION FINANCIERA COLOMBIANA S.A. (CORFICOLOMBIANA S.A.), enterándole del contenido de la misma y advirtiéndole que procede ante el Superintendente Financiero, el recurso de reposición de que trata el artículo 50 del Código Contencioso Administrativo en concordancia con el artículo 335 del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 87 de la Ley 795 de 2003, dentro de los cinco (5) días hábiles siguientes a la presente notificación. Así mismo, se le hace entrega de una copia de la presente resolución objeto de esta diligencia. *Manifiesta que renuncia a los términos de ejecutoria.*

PEDRO NEL OSPINA SANTAMARIA
El Notificado

Original Firmado Por:
MÒNICA ANDRADE VALENCIA

MONICA ANDRADE VALENCIA
Secretario General

NOTIFICACION.- En Bogotá, D.C., a los dieciséis (16) días del mes de diciembre de 2005, se notificó personalmente de la anterior resolución al doctor ENRIQUE URIBE ORTIZ identificado con la cédula de ciudadanía número 17.198.246 de Bogotá, Representante Legal de la CORPORACION FINANCIERA DEL VALLE S.A. (CORFIVALLE S.A.), enterándole del contenido de la misma y advirtiéndole que procede ante el Superintendente Financiero, el recurso de reposición de que trata el artículo 50 del Código Contencioso Administrativo en concordancia con el artículo 335 del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 87 de la Ley 795 de 2003, dentro de los cinco (5) días hábiles siguientes a la presente notificación. Así mismo, se le hace entrega de una copia de la presente resolución objeto de esta diligencia. Manifiesta que renuncia a los términos de ejecutoria.

ENRIQUE URIBE ORTIZ
El Notificado

Original Firmado Por:
MÒNICA ANDRADE VALENCIA

MONICA ANDRADE VALENCIA
Secretario General

Radicación 2005048579

Doctor
Pedro Nel Ospina Santamaría
Presidente
2-6 Corporación Financiera Colombiana S. A.
Carrera 13 No. 26 – 45
Bogotá. D.C.

Doctor
Alejandro Zaccour Urdinola
Presidente
2 – 11 Corporación Financiera del Valle S. A.
Calle 10 No. 4 – 47, Piso 23
Santiago de Cali (Valle del Cauca)

1400

Proyectó:	Jesús Heraclio Gualy
	Justo Walter Romero
Revisó:	Edgar Enrique Lasso Fonseca
Referencia:	/ Corfivalle Proyecto Resolución no Objeción / 7 diciembre / 2005

FILE No. 823437

RECEIVED

2005 DEC 30 A 11:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 9

Spanish and English version of the communication directed to the **Superintendencia de Valores** informing that the December 30 projects to grant and to register the Scripture Publishes by which the fusion between Corfivalle and Corficolombiana was perfected.

Información eventual

Su trámite ha sido radicado con el número: **I2005120252**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
19/12/2005	19:02:52	I2005120252	N/A

Ingresar otro | Imprimir | Salir

superval@supervalores.gov.co
Ultima actualización 14 de febrero de 2005

FILE No. 823437

December 30th, 2005, is the estimated date to grant and record the Public Deed to execute the merging between Corfivalle and Corficolombiana. The newly integrated Corporation shall be named Corporacion Financiera Colombiana S.A.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No 82?/...

Información eventual

Nombre de entidad CORPORACION FINANCIERA DEL VALLE S.A.

Tema **Fusión**

Fecha de recepción : 19/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

El 30 de diciembre de 2005 se proyecta otorgar y registrar la Escritura Pública por la cual se perfeccionará la fusión entre Corfivalle y Corficolombiana. La Corporación integrada se denominará Corporación Financiera Colombiana S.A.

Anexo : Examinar...

* Campos Obligatorios

Aceptar Borrar Volver Salir

superval@supervalores.gov.co
Última actualización : 15 de febrero de 2005

RECEIVED
2005 DEC 30 A 11:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIDER 10

Spanish and English version of the communication directed to the **Superintendencia de Valores** informing on designation of President and Legal Representatives.

FILE No. 823437

Información eventual

Su trámite ha sido radicado con el número: **I2005120253**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
19/12/2005	19:09:59	I2005120253	CambioRepLegal.doc

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superval@supervalores.gov.co
Ultima actualización 14 de febrero de 2005

FILE No. 823437

Appointment of the President and other Legal Representatives.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Cambio de Representantes Legales**

Fecha de recepción : 19/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

Designación Presidente y otros Representantes Legales.

Anexo [Examinar...]

Campos Obligatorios

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superval@supervalores.gov.co

Última actualización 15 de febrero de 2005

Eventual Information

As a result of the Merging Process between Corfivalle and Corficolombiana, the Board of Directors of CORFIVALLE appointed Pedro Nel Ospina Santamaria as new President and Legal Representative of this Entity, as of December 31st, 2005, replacing Mr. Alejandro Zaccour Urdinola, who renounced to this position.

Also, Claudia Beatriz Betancourt Azcarate, Jose Alberto Santana Martinez and Fernan Ignacio Bejarano Arias were appointed as additional Legal Representatives.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

INFORMACIÓN EVENTUAL

Como resultado del Proceso de Fusión entre Corfivalle y Corficolombiana, la Junta Directiva de CORFIVALLE designó a Pedro Nel Ospina Santa María como nuevo Presidente y Representante Legal de esta Entidad a partir del próximo 31 de Diciembre de 2005, en reemplazo de Alejandro Zaccour Urdinola, quien presentó renuncia a este cargo.

Así mismo designó a partir de la fecha anterior, como Representantes Legales adicionales a Claudia Beatriz Betancourt Azcárate, José Alberto Santana Martínez y Fernán Ignacio Bejarano Arias.

RIDER 11

Spanish and English version of the letter dated December 19, 2005, addressed to **Superintendencia de Valores** informing which it is had projected to grant the Decembert 30 , 2005, the Scripture It publishes by means of which the fusion between Corfivalle and Corficolombiana was perfected.

FILE No. 823437

Cali, December 19th, 2005.

Mr. Cesar Prado Villegas
Superintendent in Charge
Superintendencia Financiera de Colombia
Avenida El Dorado No. 68B-85 Torre Suramericana, Piso 2
Bogota, D.C.

Referente; Record No. 200511-799
002 011 – Corporación Financiera del Valle S.A.
444 – Follow-up and control to Issuers
11 – Final Response with annexes

Taking into account the decision of Superintendencia de Valores on communication letter No. 200511- 799, dated November 18th, 2005, we are hereby advising that the granting of the Public Deed executing the merging between Corporacion Financiera del Valle S.A. as absorbing entity, and Corporacion Financiera Colombiana S.A. as absorbed entity should occur on December 30, 2005, and its recording on the mercantile register shall be requested on the same day.

Sincerely,

Enrique Uribe Oritz
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 19 de Diciembre de 2005

Superintendencia de Valores [redacted]

No.Radicación : 200512-980
Fecha : 20/12/2005 15:25
Trámite : 444 SEGUIMIENTO Y VERIFICACION
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 250 Anexos : 0 CB

Doctor
César Prado Villegas
Superintendente Encargado
Superintendencia Financiera de Colombia
Avenida El Dorado No. 68B-85 Torre Suramericana piso 2
Bogotá, D.C.

Referencia: No. Radicación: 200511-799
002 011 - Corporación Financiera del Valle S.A.
444 - Seguimiento y Control a Emisores
11 - Respuesta Final
Sin anexos

Teniendo en cuenta lo determinado por la Superintendencia de Valores en la comunicación No. 200511-799 del 18 de Noviembre de 2.005, les informamos que el 30 de diciembre de 2005 se tiene proyectado otorgar la Escritura Pública mediante la cual se perfeccionará la fusión entre la Corporación Financiera del Valle S.A., como entidad absorbente, y la Corporación Financiera Colombiana S.A., como entidad absorbida, y se solicitará su inscripción en el registro mercantil ese mismo día.

Cordialmente,

Enrique Uribe Ortiz
Representante Legal

RIDER 12

Spanish and English version of the communication directed to the **Superintendencia de Valores** informing the mechanism anticipated for the change into the shares of Corficolombiana by shares of Corfivalle.

Información eventual

Su trámite ha sido radicado con el número: **I2005120257**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
20/12/2005	16:10:57	I2005120257	IntercambioAcciones.doc

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FILE No. 823437

Mechanism estimated for the exchanging of CORFICOLOMBIANA´s shares with CORFIVALLE´s shares.

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Fusión**

Fecha de recepción : 20/12/2005

Resumen (Máx 255 caracteres)*

No utilice caracteres especiales como < > << >> ' "

```
Mecanismo previsto para el cambio de las acciones
de CORFICOLOMBIANA por acciones de CORFIVALLE.
```

Anexo [Examinar...]

* Campos Obligatorios

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---

superval@supervalores.gov.co
Última actualización : 15 de febrero de 2005

Cali, December 20, 2005.

According to the Superintendencia de Valores´ instructions to CORFIVALLE, given through communications 2005110-83 and 200511-799, dated October 12, and November 18th, 2005, respectively, we are informing about the following details related to the exchanging of shares, according to the merging agreement:

EXCHANGE RELATIONSHIP

1 share of the ABSORBED ENTITY = 0.0540267585 shares of the ABSORBING ENTITY

EXCHANGING OF SHARES

- The ABSORBING ENTITY (CORPORACION FINANCIERA DEL VALLE S.A.) shall issue with not subjection to the preference right, the common shares that may be necessary in order to perform the merging through exchanging of shares. These shares are placed on an exclusive basis among the shareholders of the ABSORBED ENTITY (CORPORACION FINANCIERA COLOMBIANA S.A.) duly recorded on their books on the date when the public deed executing the merging is granted.
- *In order to exchange the securities held by* DECEVAL, *the procedure* established on DECEVAL´s regulation shall be applied.
- *If upon performing the merging, a fraction of share of the* ABSORBING ENTITY is in favor of the ABSORBED ENTITY´s shareholders, they may trade among them, until the merging execution date, the fraction of share in order to complete a whole number of shares of the ABSORBING ENTITY, under the terms of paragraph 5, article 60, of the Financial System Organic By-Laws.
- The value of the final shares, shall be paid in cash, with previous delivery of the corresponding original certificates of the ABSORBED ENTITY´s shares, at the office located at Carrera 13 No. 26.45 Piso 8 in Bogota D.C.
- Such value shall be calculated pursuant to the Independent Technical Study carried out by CITIGOUP GLOBAL MARKET INC. applying the following formula:

VA x FA = VR

Where: VA = The value per share of the ABSORBING ENTITY as of May 31, 2005.
FA = Fraction of Share of the ABSORBED ENTITY resulting from the exchange.
VR = Value to be received by each shareholder of the ABSORBED ENTITY for the value of the fraction of the ABSORBING ENTITY.

- As of the date when the values to be paid per fraction are available, such price shall be understood as paid, and therefore, the certificates of the shares of the ABSORBING ENTITY can be paid.
- By no means the amounts at the disposal of the ABSORBING ENTITY's shareholders will bear interests or price readjustment in favor or such shareholders.
- The ABSORBED ENTITY's shareholders may request the exchanging of shares as of the working day after the recording of the merging executing public deed. For this purpose, such shareholders shall surrender the ABSORBING ENTITY the corresponding original certificates of the ABSORBED ENTITY, without prejudice for being authorized as of the date of the merging public deed recording, to cancel all the ABSORBED ENTITY's stock certificates on the ABSORBED ENTITY's books. With previous verification of the recordings, the ABSORBING ENTITY shall deliver the stock certificates as of the following working day, after the date when the ABSORBED ENTITY's certificates were received. For the stock exchanging, the ABSORBED ENTITY shall go to Carrera 13 nO. 26-45 Piso 8, in Bogota D.C. Republic of Colombia.
- The ABSORBING ENTITY's common shares to be received by the ABSORBED ENTITY's shareholders, shall give them the right to a dividend equal to the one received by the ABSORBING ENTITY'S outstanding common shares, by reason of profit distribution, if applicable, for the 2005 fiscal year, payable under the same terms.

Cali, 20 de diciembre de 2005

En cumplimiento de las instrucciones impartidas por la Superintendencia de Valores a CORFIVALLE mediante comunicaciones 2005110-83 y 200511-799 del día 12 de octubre y 18 de noviembre de 2005 respectivamente, informamos los siguientes detalles relacionados con el intercambio de acciones de conformidad con el compromiso de fusión:

RELACION DE INTERCAMBIO

1 acción de la ABSORBIDA= 0.0540267585 acciones de la ABSORBENTE

INTERCAMBIO DE ACCIONES

- La ENTIDAD ABSORBENTE (CORPORACION FINANCIERA DEL VALLE S.A.) liberará sin sujeción al derecho de preferencia, las acciones ordinarias que sean necesarias para dar cumplimiento a la fusión mediante el intercambio de acciones. Estas acciones serán colocadas exclusivamente entre los accionistas de la ENTIDAD ABSORBIDA (CORPORACION FINANCIERA COLOMBIANA S.A.) debidamente inscritos en sus libros a la fecha en que se otorgue la escritura pública que formalice la Fusión.

- Para el intercambio de los títulos que se encuentren en DECEVAL, se aplicará el procedimiento establecido en el reglamento de dicha institución.

- En el evento en que al efectuarse el intercambio, resultare a favor de los accionistas de la ENTIDAD ABSORBIDA una fracción de acción de la ENTIDAD ABSORBENTE, aquéllos tendrán derecho a negociar entre sí, hasta el día de registro de la escritura pública de formalización de la fusión, la fracción de acción para completar un número entero de acciones de la ENTIDAD ABSORBENTE, en los términos del numeral 5º del artículo 60 del Estatuto Orgánico del Sistema Financiero.

- El valor de las fracciones que finalmente queden, se pagarán en efectivo, previa entrega de los correspondientes títulos originales de las acciones de la ENTIDAD ABSORBIDA, en las oficinas situadas en la Carrera 13 No. 26 – 45 Piso 8 de la ciudad de Bogotá D.C.

- Dicho valor se calculará siguiendo el Estudio Técnico Independiente elaborado por CITIGROUP GLOBAL MARKETS INC. aplicando la siguiente fórmula:

$$VA \times FA = VR$$

Donde: VA= El valor de la acción de la ABSORBENTE a 31 de mayo de 2005.

FA= Fracción de Acción de la ABSORBIDA resultante del intercambio.

VR= Valor a recibir por el accionista de la ABSORBIDA por el valor de la fracción de unidad de la ABSORBENTE.

- A partir de la puesta a disposición de los valores a pagar por fracciones, se tendrá por pagado su precio, y en consecuencia, se podrán cancelar los títulos de las acciones de la ENTIDAD ABSORBIDA.

- En ningún caso las sumas puestas a disposición de los accionistas de la ENTIDAD ABSORBIDA causarán intereses o reajuste de precio a favor de dichos accionistas.

- Los accionistas de la ENTIDAD ABSORBIDA podrán solicitar el intercambio de acciones a partir del día hábil siguiente al del registro de la escritura pública que formalice la fusión. Para tal efecto, dichos accionistas deberán hacer entrega física a la ENTIDAD ABSORBENTE, de los correspondientes títulos originales de acciones de la ENTIDAD ABSORBIDA, sin perjuicio de quedar autorizada a partir de la fecha del registro de la escritura pública de fusión, para realizar la cancelación de todos los títulos de acciones de la ENTIDAD ABSORBIDA en los libros de éste. Previa verificación de los registros correspondientes, la ENTIDAD ABSORBENTE entregará los títulos de acciones a partir del día hábil siguiente, contado desde la fecha en que se recibieron los títulos de la ENTIDAD ABSORBIDA. Para el intercambio de las acciones, los accionistas de la ENTIDAD ABSORBIDA deben concurrir a la Carrera 13 No. 26 – 45 Piso 8 de la ciudad de Bogotá D.C., República de Colombia.

- Las acciones ordinarias de la ENTIDAD ABSORBENTE que recibirán los accionistas de la ENTIDAD ABSORBIDA, darán derecho a un dividendo igual al que recibirán las acciones ordinarias de la ENTIDAD ABSORBENTE, actualmente en circulación, por concepto de distribución de utilidades que se llegaren a causar para el ejercicio social del año 2005, pagadero en los mismos términos.